Exhibit 99.(a)(1)(F)

FORM OF E-MAIL REMINDER TO ELIGIBLE OPTIONEES

[To be sent to all Eligible Optionees that have not made an election as of the date of this e-mail reminder mailing]

On November 30, 2009, American Capital, Ltd. sent you information regarding an opportunity to exchange certain existing stock option awards for cash pursuant to a tender offer (the “Offer”). The Offer expires on December 28, 2009 11:59 pm Eastern Time (the “Expiration Time”). Our records indicate that, as of the time of this e-mail, you have not made an election regarding the Offer.

This e-mail is a friendly reminder that if you wish to accept the Offer and tender your Eligible Options for cash, you will need to make your election prior to the Expiration Time. If you do not complete and submit your election form before the Offer expires, it will have the same effect as if you rejected the Offer.

The documents describing the full terms and conditions of the Offer (the “Offering Documents”) are available on the “American Capital, Ltd. Tender Offer” website of the tender offer administrator, Computershare Technology Services, Inc. Please log onto the website at www.participantchoice.com/tenderoffer/acas to make your election. All employees with Eligible Options should have received a letter by mail which provided information on how to access the American Capital, Ltd. Tender Offer website. If you did not receive this letter, or if you need assistance accessing the website, please contact David Ellis at (301) 272-1130 or Christopher Casserly at (301) 841-2043 for assistance.